EXHIBIT 2
                                                                       ---------

                                  ANNOUNCEMENT

                              WPP GROUP plc ("WPP")


WPP was informed on 26 August 2003 that David H Komansky, a non-executive director of the Company, purchased 1,000 American Depository Receipts at $45.69 per ADR; 200 at $45.68 per ADR; 700 at $46.00 per ADR and 100 at $45.99 per ADR. Mr Komansky's resultant holding is 2000 ADRs.


27 August 2003


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